Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion of our report within this Form 10-K of COMSovereign Holding Corp. (the “Company”) of our report dated March 30, 2021, related to the Company’s consolidated financial statements, which appear in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2021. Our report contains an explanatory paragraph that states the Company has experienced losses, negative cash flows from operations, has limited capital resources, and an accumulated deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ HASKELL & WHITE LLP

San Diego, California

August 15, 2022